UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

4 Bruria St. Tel Aviv, 6745442
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (Files No. 333-259318 and No. 333-254982) and Form S-8 (File No. 333-257968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 16, 2022, PainReform Ltd. published its unaudited condensed financial statements, as well as its operating and financial review as of March 31, 2022 and for the three months then ended. Attached hereto are the following exhibits:

99.1	Unaudited Condensed Financial Statements as of March 31, 2022

99.2	Operating and Financial Review as of March 31, 2022 and for the three months then ended

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Financial Statements as of March 31, 2022
99.2	Operating and Financial Review as of March 31, 2022 and for the three months then ended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer